Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2008

Mr. Darrell Elliott
Interim Chief Executive Officer
ViRexx Medical Corp.
8223 Roper Road NW
Edmonton, Alberta, Canada T6E 6S4

**Re:     ViRexx Medical Corp.**
**Form 20-F for the Year Ended December 31, 2007**
**Filed April 1, 2008**
**File No. 001-32608**

Dear Mr. Elliott:

        We have completed our review of your Form 20-F for the year ended December 31, 2007 and have no further comment at this time.

                                        Sincerely,


                                        Joel Parker
                                        Accounting Branch Chief